Exhibit 7.05

PRINCIPALS’ AGREEMENT

This PRINCIPALS’ AGREEMENT (this “Agreement”) is made and entered into as of July 28, 2005, by and among SIDNEY R. KNAFEL (“Knafel”), MICHAEL S. WILLNER (“Willner”), and CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P., CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P., CP III COINVESTMENT, L.P. and CP IV COINVESTMENT, L.P., each a Delaware limited partnership (each, individually, and collectively, “Carlyle”) (Knafel, Willner and Carlyle are each sometimes referred to herein individually as a “Party” and collectively as the “Parties”).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Insight Acquisition Corp. (“Parent”) and Insight Communications Company, Inc. (the “Company”) are entering into an Agreement and Plan of Merger (as the same may from time to time be amended, modified, supplemented or restated, the “Merger Agreement”) providing for the merger of Parent with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth therein.

B. Concurrently with the execution and delivery of this Agreement, in conjunction with the Merger Agreement, the Parties are entering into an Exchange Agreement with Parent, the Company and certain other shareholders of the Company (as the same may from time to time be amended, modified, supplemented or restated, the “Exchange Agreement”) in order to provide for certain transactions to be consummated immediately prior to the Effective Time of the Merger in the sequential order set forth therein.

C. Concurrently with the execution and delivery of this Agreement, in conjunction with the Merger Agreement, Knafel and Willner and certain related parties are entering into a Voting Agreement in favor of Parent (as the same may from time to time be amended, modified, supplemented or restated, the “Voting Agreement”), pursuant to which, among other things, each of them is agreeing to vote the shares of stock of the Company owned by such shareholder for approval of the Merger Agreement and the transactions contemplated thereby.

D. The Parties desire to enter into this Agreement in conjunction with the Merger Agreement, the Exchange Agreement and the Voting Agreement (each being sometimes referred to herein individually as a “Transaction Agreement” and collectively as the “Transaction Agreements”) in order to facilitate the consummation of the transactions contemplated thereby.

E. The Board of Directors of the Company, based on the unanimous recommendation of a special committee thereof consisting solely of disinterested directors of the Company, has approved this Agreement and the transactions contemplated hereby for purposes of Section 203 for the Delaware General Corporation Law.

F. Capitalized terms used in this Agreement that are not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement or Exchange Agreement, as applicable.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Agreement to Cooperate; Consummation of Transactions.

1.1 Generally. Without limiting the agreements and covenants of the Parties set forth in the Transaction Agreements, and subject to the terms and conditions thereof, (i) each Party shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to cause Parent to perform and comply with all agreements and covenants required to be performed by Parent under the Transaction Agreements and to cause Parent to consummate the Merger and other transactions contemplated by the Transaction Agreements, and (ii) none of the Parties shall take any action that results in a breach or violation by Parent of the Transaction Agreements. The foregoing shall not require any Party to waive on its own behalf or on behalf of Parent any right or condition set forth in the Transaction Agreements, to agree or consent to any amendment or modification of the Transaction Agreements or any exhibits thereto, or to refrain from asserting or causing Parent to assert any right that such party determines in good faith at the time is available under any Transaction Agreement without breaching or violating such agreement, but subject to the other provisions of this Agreement. Each Party shall notify the other Parties promptly with respect to all notices and communications received by it on behalf of Parent under the Transaction Agreements.

1.2 Securityholders Agreement. Attached hereto as Exhibit 1.2 is the current draft of the Securityholders Agreement. The Parties believe that such draft substantially reflects the substance of their understanding with respect to the material aspects of the subject matter of such agreement, but acknowledge that they have identified certain specific provisions (including those identified by brackets) requiring further discussion and that certain other conforming revisions and technical changes may still be required. The Parties agree to negotiate in good faith to reach agreement on a final Securityholders Agreement that is mutually satisfactory to the Parties and that would be entered into by the Parties and the other Management Shareholders at the Closing under the Merger Agreement.

1.3 Employment Agreements. The Parties agree to negotiate in good faith to reach agreement on a final employment agreement (3 year term) for each of Willner, Dinni Jain and John Abbot that is mutually satisfactory to the Parties and the applicable executive and that would be entered into by the Surviving Corporation and the applicable executive at or immediately after the Closing under the Merger Agreement.

1.4 Consulting Agreement. The Parties agree to negotiate in good faith to reach agreement on a final Consulting Agreement that is mutually satisfactory to the Parties and that would be entered into by the Surviving Corporation and TC Group L.L.C. or a designated Affiliate thereof at or immediately after the Closing under the Merger Agreement. The Parties agree that the compensation payable under such agreement shall be the amount heretofore agreed in the Summary of Prospective Terms, dated as of March 6, 2005, prepared by the Parties and filed with the SEC (the “Term Sheet”).

1.5 Other Agreements and Arrangements of the Parties. The Parties agree to cooperate in good faith to negotiate and finalize all of the other agreements and arrangements among the Parties required to be finalized prior to the Exchange Closing and the Closing under the Merger Agreement.

2. Authority to Act under Merger Agreement and Exchange Agreement. Each Party agrees that acting alone it shall not cause or permit Parent to take any action under or pertaining to the Merger Agreement or the Exchange Agreement or the transactions contemplated thereby (including, but not limited to, proposing or entering into any amendment or modification to the terms of the Merger Agreement or the Exchange Agreement or any exhibits thereto, granting any waiver or consent thereunder, determining that closing conditions have been satisfied, making any assignment thereunder, delivering any agreement, certificate or instrument thereunder, failing to assert any right thereunder and defending or settling any lawsuit filed by shareholders of the Company in connection therewith) unless such action has been previously authorized and approved by each of the Parties in its good faith discretion; provided, however, that (A) in furtherance of Section 1.1 of this Agreement, no Party shall unreasonably withhold or delay its authorization and approval to the extent Parent is either (I) required to take an action to perform and comply with its agreements and covenants under the Merger Agreement and Exchange Agreement or (II) is not permitted to unreasonably withhold or delay its consent and approval under the Merger Agreement or Exchange Agreement, and (B) any of the Parties may cause Parent to exercise its termination rights under and in accordance with Sections 7.01(b) and 7.01(c) of the Merger Agreement as permitted thereunder and exercise its remedies under and in accordance with Sections 7.03 and 8.09 of the Merger Agreement as permitted thereunder, even if the other Parties disagree with such course of action. Carlyle agrees that Knafel and Willner shall be appointed as executive officers of Parent promptly after the date hereof, but the authority of Knafel and Willner in such capacities shall be limited to the authority to cause Parent to take actions in accordance with this Agreement, the Merger Agreement and the Exchange Agreement and other actions consistent with Knafel’s and Willner’s rights under this Agreement. The Parties acknowledge that William Kennard has been appointed President of Parent and that Michael Connelly has been appointed Secretary of Parent.

3. Authority to Act under Voting Agreement. Carlyle shall have exclusive authority and full discretion to cause Parent to act in accordance with and enforce its rights under the Voting Agreement.

4. Other Activities of Parent Pending Closing. From the date hereof until the Effective Time of the Merger, without the prior authorization and approval of each of the Parties, Parent shall not, and none of the Parties shall permit Parent to, engage in any activity, incur any liability or obligation or enter into any agreement or arrangement not directly related to the Transaction Agreements and the transactions contemplated thereby. Without limiting the generality of the foregoing, from the date hereof until the Effective Time of the Merger, except as expressly provided for in the Transaction Agreements, without the prior authorization and approval of each of the Parties, Parent shall not, and none of the Parties shall permit Parent to, (i) adopt any change in its certificate of incorporation or bylaws or board resolutions, (ii) make any change to the composition of its board, directors or officers, or (iii) make any change to its capital structure, including issuing any capital stock or other securities. Notwithstanding the foregoing, Carlyle may appoint replacement directors and officers of Parent in the event of vacancies on the board or in such offices without the consent of the other Parties hereto. Carlyle represents and warrants to the other Parties that Parent, from its original formation as a limited liability company to the date hereof, did not engage in any activity, incur any liability or obligation or enter into any agreement or arrangement not directly related to the transactions contemplated by the Transaction Agreements and that no such liabilities or obligations (other than liabilities in respect of fees to bankers and professionals) so incurred are material. In the event Parent assigns any of its rights, interests or obligations under the Transaction Agreements to an assignee, the provisions of this Agreement applicable to Parent shall also be applicable to such assignee and all references herein to “Parent” shall automatically be deemed to include such assignee as well. Notwithstanding any provision of this Agreement to the contrary, each of the Carlyle entities may transfer all or part of its Parent stock to any other Carlyle entity specified herein, but may not directly or indirectly transfer its Parent stock to any other Person. Carlyle shall notify Knafel and Willner as to the initial allocation of the Parent stock among the Carlyle entities and as to any transfers of such stock by and among them.

5. Pro Forma Capitalization; Fees and Other Payments.

5.1 Pro Forma Capitalization. Schedule 5.1 attached hereto represents the Parties’ good faith estimate as of the date hereof, based on the assumptions and qualifications set forth therein, of the capitalization of the Company immediately following the Effective Time.

5.2 Carlyle Fee and Contribution. At or immediately following the Effective Time, the Surviving Corporation shall pay to Carlyle its sponsor fee equal to 3% of the cash amount contributed to Parent pursuant to Section 1.2 of the Exchange Agreement. In connection with the Exchange Closing, Carlyle shall make the cash contribution to Parent required by Section 1.2 of the Exchange Agreement. Each of the Carlyle entities hereby represents and warrants that Carlyle will have sufficient funds to make the foregoing contribution to Parent at the Exchange Closing and to perform all of its obligations under this Agreement.

5.3 Advisors’ Fees. At or immediately following the Effective Time, the Surviving Corporation shall reimburse the Parties for, or pay on behalf of the Parties, all of their out-of-pocket expenses, including fees and expenses of financial advisors, outside legal counsel and accountants, incurred at or prior to the Effective Time by the Parties in connection with the transactions contemplated by the Transaction Agreements.

5.4 Break-Up Fee. In the event the Company is required to pay a Termination Fee to Parent under Section 7.03 of the Merger Agreement, 85% of the total fee amount (excluding the Expense Amount, which is addressed below) shall be for the benefit of and payable to Carlyle and 15% of the total fee amount (excluding the Expense Amount) shall be for the benefit of and payable to Knafel and Willner (but in no event shall the portion of the fee amount paid to Knafel and Willner, when added to the portion of the Expense Amount paid to Knafel and Willner, exceed their out-of-pocket expenses incurred in connection with the transactions contemplated hereby for which they are responsible in accordance with this Section 5.4), provided that if the Company is sold to an entity not affiliated with Carlyle in an alternative transaction within twelve months following the date of the termination of the Merger Agreement or pursuant to an agreement signed by the Company within twelve months following the date of the termination of the Merger Agreement, Knafel and Willner will remit to Carlyle the portion of the Termination Fee (excluding the Expense Amount) paid to them, if any. In the event the Company is required to pay Parent the Expense Amount under Section 7.03 of the Merger Agreement, Parent shall reimburse the Parties for, or pay on behalf of the Parties, all of the out-of-pocket expenses incurred by the Parties in connection with the transactions contemplated by the Transaction Agreements. The Parties agree that if the Merger Agreement is terminated and the Expense Amount is not payable or is insufficient to pay all of the out-of-pocket expenses of the Parties, then the Parties shall be jointly responsible (Carlyle for 50%, on the one hand, and Knafel and Willner for 50%, on the other hand) for their out-of-pocket expenses other than for their principal outside legal counsel (Debevoise and Dow Lohnes), for which they shall be individually responsible (Carlyle for Debevoise, on the one hand, and Knafel and Willner for Dow Lohnes, on the other hand). Any portion of the Expense Amount that is paid by the Company and not used to pay the joint expenses shall be split equally between Carlyle, on the one hand, and Knafel and Willner, on the other hand. The Parties shall cooperate in good faith in connection with the payment of expenses. This Section 5.4 is subject to the provisions of Section 9 hereof.

5.5 Excess Value Payment. In the event Parent receives an “Excess Value” payment pursuant to Section 6 of the Voting Agreement, the entire payment shall be for the benefit of and payable to Carlyle. Carlyle agrees that it shall not be entitled to any “Excess Value” payment (and shall remit any payment previously received back to the Voting Agreement party who paid it) if it breaches its obligations under this Agreement in bad faith.

6. Company Options; New Equity Awards.

6.1 In furtherance of Section 1.08(d) of the Merger Agreement, the Parties agree that the Surviving Corporation shall issue to the Company Employees and the then current directors shares of Series E Common Stock as follows: (i) to each holder of Company Options that are “in the money” (i.e., has a per share exercise price less than or equal to the Merger Consideration), one share of Series E Common Stock for each such Company Option with a Participation Level (as defined in the certificate of incorporation of the Company to be adopted in connection with the Merger and attached to the Merger Agreement as Exhibit D) equal to the Merger Consideration; and (ii) to each holder of Company Options that is “underwater” (i.e., has a per share exercise price greater than the Merger Consideration), one share of Series E Common Stock for each such Company Option, each with a Participation Level equal to the current exercise price of the corresponding Company Option. Schedule 6 represents the Parties’ good faith estimate as of the date hereof, based on the assumptions and qualifications set forth therein, of the aggregate number of shares of Series E Common Stock to be issued to the recipient employees and directors at each applicable Participation Level. Schedule 6 also sets forth the vesting schedule and related terms applicable to the Series E Common Stock

6.2 The Parties acknowledge and agree that, as reflected in Exhibit D to the Merger Agreement, a specified number of shares of Series F Common Stock, par value $0.01 per share, of the Surviving Corporation (“Series F Common Stock”) shall be authorized for issuance to the Company’s employees and directors. As soon as reasonably practicable after the Effective Time of the Merger, the Surviving Corporation shall issue 90% of the total number of authorized shares of Series F Common Stock in accordance with an allocation schedule to be mutually agreed to by the Parties in good faith. The Parties agree that the individual allocation to each of Knafel and Willner will not exceed 25% of the initial total allocation. Any future issuances of the remaining 10% authorized shares of Series F Common Stock (or any previously issued Series F Common Stock that has reverted to the Company) shall be made in accordance with the Term Sheet. Schedule 6 sets forth the vesting schedule and related terms applicable to the Series F Common Stock.

6.3 As a condition to receiving shares of Series E Common Stock and Series F Common Stock, the prospective employee or director recipient shall execute and deliver an individual Subscription Agreement in a form to be mutually agreed to by the Parties in good faith prior to the Closing under the Merger Agreement.

7. Consent Solicitation; Change of Control Offer. The terms and conditions of any Consent Solicitation (including, without limitation, the amount of any consent fee to be paid in connection therewith) shall be consistent with the applicable terms set forth in the Commitment Letter, Engagement Letter and Fee Letter executed by J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. in connection with the Back-Stop Facility or as otherwise mutually agreed by the Parties. If, for any reason, the requisite consents of the holders of Notes under any Indenture have not been obtained pursuant to the Consent Solicitation prior to the Closing of the Merger, the Parties shall cooperate in good faith to cause the Issuer(s) under such Indenture to make a Change of Control Offer under and in accordance with the terms of such Indenture within ten days following the Closing Date under the Merger Agreement.

8. Postponement of Exit Process. The Parties agree that Parent shall not grant any consent with respect to the matters under Section 5.10 of the Merger Agreement without also obtaining Carlyle’s authorization and approval.

9. Damages Payment; Expense Reimbursement; Exclusive Remedies.

9.1 Damages Payment. In the event that Parent is required to make any monetary damages payment to the Company in connection with the Merger Agreement, Carlyle shall contribute to Parent 85% of the total amount payable by Parent, and Knafel and Willner shall collectively contribute to Parent 15% of the total amount payable by Parent (not to exceed $10 million in the aggregate). Notwithstanding the foregoing, if Carlyle, on the one hand, and Knafel and Willner, on the other hand, are not in agreement on a chosen course of action when it is taken (and such disagreement is reasonably evidenced by the Party that disagrees with the chosen course of action in a written communication that is delivered to the other Party contemporaneously with the taking of such course of action or promptly after learning thereof) and it is later determined that the course of action taken resulted in a breach or violation of the Merger Agreement or the Exchange Agreement by Parent, then the Party that proposed the course of action taken (the “At-Fault Party”) shall contribute 100% of the total amount payable by Parent (not to exceed $10 million in the aggregate). If, pursuant to the Guarantee, Carlyle pays any amount on behalf of Parent that is the responsibility of Knafel and Willner as provided above, then Knafel and Willner shall promptly reimburse Carlyle.

9.2 Expense Reimbursement.

(a) Under circumstances where Carlyle is an At-Fault Party, (i) Carlyle shall reimburse Knafel and Willner for all of their out-of-pocket expenses, including fees and expenses of financial advisors, outside legal counsel and accountants, incurred by Knafel and Willner in connection with the transactions contemplated by the Transaction Agreements and in connection with enforcing their claims and remedies against Carlyle hereunder; and (ii) Carlyle shall indemnify and hold harmless Knafel and Willner against all costs and expenses, judgments, damages, liabilities and amounts required to be paid in connection with the Company’s claims against Parent (or Carlyle under the Guarantee) in connection with the Merger Agreement and the defense thereof.

(b) Under circumstances where Knafel and Willner are an At-Fault Party, (i) Knafel and Willner shall reimburse Carlyle for all of its out-of-pocket expenses, including fees and expenses of financial advisors, outside legal counsel and accountants, incurred by Carlyle in connection with the transactions contemplated by the Transaction Agreements and in connection with enforcing its claims and remedies against Knafel and Willner hereunder; and (ii) Knafel and Willner shall indemnify and hold harmless Carlyle against all costs and expenses, judgments, damages, liabilities and amounts required to be paid in connection with the Company’s claims against Parent (or Carlyle under the Guarantee) in connection with the Merger Agreement and the defense thereof.

9.3 Exclusive Remedies. The Parties agree that other than as set forth in this Section 9, the Parties may not otherwise pursue any claim or seek any legal or equitable remedy in connection with this Agreement or the Transaction Agreements (including, for the avoidance of doubt, monetary damages and specific performance or remedies for anticipatory breach) against the other Parties or any affiliate thereof if the Closing under the Merger Agreement does not occur.

10. Termination. This Agreement shall automatically be terminated and forthwith become wholly void and of no further force and effect, and there shall be no liability on the part of any of the Parties arising out of this Agreement, if the Merger Agreement shall have been terminated in accordance with its terms at any time prior to the Closing. This Agreement may not otherwise be terminated except upon the written agreement of the Parties. The termination of this Agreement shall not relieve or release any Party from any liability or obligation under Section 9 hereof.

11. Representations and Warranties. Each Party, severally and not jointly, represents and warrants to each other Party as follows: If such Party is a limited liability company, such Party has all requisite limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement by such Party, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited liability company action on the part of such Party. This Agreement has been duly executed and delivered by such Party and constitutes a valid and binding obligation of such Party enforceable in accordance with its terms. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby or compliance with the terms hereof will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, the limited liability company agreement or certificate of formation of such Party, as applicable, or any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Party or to such Party’s property or assets.

12. Miscellaneous Provisions.

12.1 Public Statements. None of the Parties, individually or on behalf of Parent, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Transaction Agreements, the Merger or the other transactions contemplated hereby or thereby without prior consultation with and approval by all of the Parties.

12.2 Further Assurances. Each Party shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

12.3 Shareholder Capacity. Neither Knafel nor Willner shall be deemed to make any agreement or understanding in this Agreement in his capacity as a director or officer of the Company. Each of Knafel and Willner are entering into this Agreement solely in his individual capacity, and nothing herein shall limit or affect any actions taken by him in his capacity as a director or officer of the Company.

12.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by all of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.5 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof, except to the extent that mandatory provisions of federal law apply. In any dispute among the Parties concerning this Agreement, the prevailing party shall be entitled to recover from the non-

prevailing party the prevailing party’s (and its affiliates) reasonable attorneys’ fees and costs. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties irrevocably and unconditionally (a) agrees not to commence any such action except in such court, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York state court, (c) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in any such New York state court, and (d) waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action or proceeding in any such New York state court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 12.6.

12.7 Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a Party without the prior written consent of each of the other Parties and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

12.8 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

12.9 Integration. This Agreement and the Transaction Agreements constitute the full and entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede any and all prior understandings or agreements relating to the subject matter hereof.

12.10 Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Facsimile signatures of the parties shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Principals’ Agreement as of the date first written above.

/s/ Sidney R. Knafel
SIDNEY R. KNAFEL

/s/ Michael S. Willner
MICHAEL S. WILLNER

CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.
By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member

By:	/s/ William E. Kennard
Name:	William E. Kennard
Title:	Managing Director

CP III COINVESTMENT, L.P.
By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Kennard
Name:	William E. Kennard
Title:	Managing Director

CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P.
By:	TC Group IV, L.P., its General Partner
By:	TC Group IV, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member

By:	/s/ William E. Kennard
Name:	William E. Kennard
Title:	Managing Director

CP IV COINVESTMENT, L.P.
By:	TC Group IV, L.P., its General Partner
By:	TC Group IV, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Kennard
Name:	William E. Kennard
Title:	Managing Director

EXHIBIT 1.2

Securityholders Agreement

[Omitted and will be provided to the Commission upon request]

SCHEDULE 5.1

Pro Forma Capitalization1

Stockholder	Series A Voting Preferred Stock	Series B Voting Preferred Stock	Series C Non- Voting Preferred Stock	Series D Non- Voting Preferred Stock	Series E Non- Voting Common Stock[2]
Carlyle		517,836		51,600,127
Sidney R. Knafel	398,591[3]		3,903,132		281,250
Knafel Children Trusts	339,702[4]		3,010,614
Andrew G. Knafel			386,413
Michael S. Willner	110,652		737,677		621,875
Other			635,082		2,867,469

Total Shares	848,945[5]	517,836[6]	8,672,918	51,600,127[7]	3,770,594

[1]	Assumes the minimum two-thirds rollover by the Management Shareholders listed on Exhibit A to the Exchange Agreement and one-third rollover by the Loan Program Exchange Share holders listed on Exhibit A to the Exchange Agreement. The number of Series C Non-Voting Preferred shares above would be higher if such Management Shareholders and Loan Program Exchange Shareholders decide to roll over more shares. In addition, some shareholders not presently listed on Exhibit A to the Exchange Agreement may agree to roll over shares following the date hereof, further increasing the number of Series C Non-Voting Preferred shares to be issued.
[2]	Based on data regarding Company Options provided by the Company as of July 28, 2005.
[3]	Based on 3,853,132 shares of Company Class B Common Stock beneficially owned by Knafel and 132,779 shares of Company Class B Common Stock beneficially owned by James S. Marcus.
[4]	Based on 3,010,614 shares of Company Class B Common Stock beneficially owned by the Knafel Children Trusts and 386,413 shares of Company Class B Common Stock beneficially owned individually by Andrew Knafel.
[5]	Represents 62.1% of the pro forma voting power of the Company immediately following the Merger.
[6]	Represents 37.9% of the pro forma voting power of the Company immediately following the Merger.
[7]	Assumes rollover amounts described in footnote 1, an investment by Carlyle of approximately $606,305,000 and Merger Consideration of $11.75 per share.

SCHEDULE 6

Series E Common Stock and Series F Common Stock

1.	Series E Common Stock. The attached spreadsheet includes a good faith estimate, as of the date hereof, of the aggregate number of shares of Series E Common Stock to be issued by the Surviving Corporation at each applicable Participation Level, based on the number of options outstanding and held by the relevant holders as of July 28, 2005.

2.	Vesting Schedule and Related Terms

Series E Common Stock (with Participation Level equal to Merger Consideration) and Series F Common Stock

•	Vesting Schedule – as described in the Term Sheet in the last paragraph under “Performance Based Incentive,” except references to “Class P units” will mean Series E Common Stock and Series F Common Stock, as the case may be.

•	Acceleration of Vesting and Forfeiture — as described in the Term Sheet under “Acceleration of Vesting and Forfeiture,” except references to “LLC units” will mean Series C Non-Voting Preferred Stock, Series E Common Stock and Series F Common Stock, and references to “Class A units,” “Class B units” and “Class P units” will mean Series C Non-Voting Preferred Stock, Series E Common Stock and Series F Common Stock, respectively.

Series E Common Stock (with Participation Level greater than Merger Consideration)

•	Vesting Schedule – Will continue to vest in accordance with the schedule that governs the corresponding Company Options.

•	Acceleration of Vesting and Forfeiture – Same as above.

Insight Going-Private Transaction
Series E Shares To Be Distributed To Option Holders

Participation	Series E
Level	Shares
$11.75	3,581,826
$12.38	26,708
$12.99	4,000
$13.00	5,000
$13.25	30,000
$13.43	15,000
$13.94	15,000
$13.99	20,000
$14.05	10,000
$14.15	8,536
$14.94	5,000
$15.69	1,000
$16.51	5,000
$16.65	6,764
$18.40	15,000
$18.99	618
$20.90	3,000
$23.50	8,310
$24.16	5,658
$27.03	4,174
3,770,594